

March 24, 2011

Via E-mail
Bipin C. Shah, Chief Executive Officer
Universal Business Payment Solutions Acquisition Corporation
Radnor Financial Center
150 North Radnor-Chester Road, Suite F-200
Radnor, Pennsylvania 19087

> **Re:** **Universal Business Payment Solutions Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 9, 2011**
> **File No. 333-171359**

Dear Mr. Shah:

We have reviewed the above-referenced filing and the related response letter dated March 8, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 4, 2011.

General

1. We note your disclosure throughout the prospectus that you will consummate your initial business transaction only if holders of no more than 93.1% of your public shares elect to redeem their shares. Please revise your Summary to briefly explain (1) the principal business reasons for conditioning the consummation of your initial business transaction on a redemption threshold and how you derived 93.1% as the redemption threshold and (2) the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93.1% redemption threshold. For example, it appears that you will need to lower the redemption threshold in conjunction with your initial business transaction if it includes more than a de minimis working capital or similar closing condition, and you may be unable to obtain alternative financing in order avoid having to reduce the redemption threshold.

2. We note your response to prior comment 1. Where you reference the 93.1% redemption threshold in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares that could be redeemed by shareholders could be significantly lower than 93.1% of your public shares. Additionally, where you compare your 93.1% redemption threshold to the equivalent threshold used by "most blank check companies" on page 16, please also disclose that the amount of common shares that could be redeemed may be as low or lower than the threshold used by "most blank check companies." Please revise your statement on page

16 that that the "higher threshold should make it easier for us to consummate a business combination" to provide appropriate context.

3.   Consider adding a stand-alone risk factor to clearly describe the possibility that you will significantly reduce the number of shares that will be redeemable by shareholders in conjunction with your initial business transaction if you exercise your right to repurchase 50% of the shares in this offering, and address the potential consequences. For example, it appears that, due to a significantly lowered redemption threshold, it will be more difficult to consummate the proposed transaction. As such, shareholders may have to wait significantly longer to receive their cash than would be the case with a high threshold level of 93.1%, likely involving liquidation.

Proposed Business

Market Opportunity, page 44

4.   It is unclear how certain highlighted text in the supplemental third-party reports provided in response to prior comment 7 supports certain factual claims made in your document. We note by way of example, without limitation, the claims contained in second bullet point on page 44 and your belief that of the 8 million establishments accepting debit and credit cards 75% were small businesses. Please explain for us in your supplemental response how these factual claims are supported by the highlighted text in the third-party reports included with your supplemental response.

Survival After Liquidation of Trust Account, page 55

5.   We reissue prior comment 7 of our letter dated January 18, 2011. Given that the company will continue its corporate existence after liquidation of the trust account, please provide a detailed analysis as to why you believe that the proposed offering is not required to comply with Rule 419.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3453 with any other questions.

                                                        Sincerely,

                                                        /s/ Jan Woo

                                                        Jan Woo
                                                        Attorney-Advisor

cc: Via E-mail
        James A. Lebovitz, Esq.
        Dechert LLP